Room 4561

      January 23, 2006


Robert B. Turner
Merchandise Creations, Inc.
4704 Towne Square Drive, #2626
Plano, TX 75024

      RE:	Merchandise Creations, Inc.
   Amendment No. 5 to Registration Statement on Form SB-2
   Filed January 17, 2006
   File No. 333-124460

Dear Mr. Turner:

      We have reviewed your amended filing and responses to the comments in our letter dated December 29, 2005 and have the following additional comments.

General
1. While we note the revisions made in response to comment 2 of our letter dated December 29, 2005, please revise the sentence on the prospectus front cover to also disclose that except for Texas, you have not made any determinations as to the "certain states" in which resale transactions may or may not occur. Clearly state that based on your determinations no resale transactions may occur in any state but Texas without diligence on the part of the investor. Please revise your related risk factor disclosure as well and ensure that you discuss the ramifications to investors of engaging in very limited "blue sky" work and the effort that may be required by investors to register their shares

Exhibit 23.1
2. The consent is not dated.  Also, it refers to a report dated
January 9, 2005, which does not agree with the report date of January
7, 2005 in the filing. Please revise to provide a currently dated consent that appropriately refers to the audit report.

* * * * *


You may contact Terence O`Brien, Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or Sara Kalin at (202) 551-3454. If you
need further assistance, you may call me at (202) 551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director




cc:	Via Facsimile
      Wendy E. Miller, Esq.
	2549B Eastbluff Drive #437
	Newport Beach, California 92660
	Telephone: (702) 265-5680
	Facsimile:  (949) 625-8885

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Robert B. Turner
Merchandise Creations, Inc.
January 23, 2006
Page 1